

June 20, 2019

Garold Spindler
Managing Director and Chief Executive Officer
Coronado Global Resources Inc.
100 Bill Baker Way
Beckley, WV 25801

>   **Re: Coronado Global Resources Inc.**
>   **Amendment No. 1 to**
>   **Registration Statement on Form 10-12G**
>   **Filed June 14, 2019**
>   **File No. 000-56044**

Dear Mr. Spindler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10

Customers, page 8

1.   We note your response to comment 1. Please disclose the material terms of the Tata Steel Limited contract.

Supplemental Segment Financial Data, page 82

2.   We read your response to comment 4. Please tell us in detail and disclose why you do not deduct freight from the numerator used to compute average realized price per Mt sold, since you exclude freight from the numerator used to compute cost per Mt sold. This appears to result in inconsistent treatment between these per Mt sold measures. In addition, the Stanwell rebate and other royalty expenses appear to be costs incurred through your coal operations. Tell us in detail and disclose why the Stanwell rebate and

other royalty expenses are excluded from the numerator used to compute cost per Mt sold. Alternatively, revise your computations for these measures accordingly.

Choice of Forum, page 160

3.   We note in your response to comment 12 that you will "include the revised disclosure in future filings, *to the extent applicable*, to ensure that investors and shareholders will be informed . . .." Please clarify the meaning of the phrase "to the extent applicable" and provide an analysis as to why you believe this adequately takes the place of amending your bylaws.

Exhibits

4.   Please refile exhibit 2.1 and 10.2 to include on the first page of each redacted exhibit the legend required by Item 601(b)(2)(ii) and 601(b)(10)(iv). We also note that there are no brackets indicating information is omitted for Schedule 11 in Exhibit 10.2. Please ensure that brackets are used in every instance where information is omitted.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian McAllister at 202-551-3341 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining